UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2)(1)

                            THE MILLBROOK PRESS INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    600179105
                                 (CUSIP Number)

                                Stacey W. Seewald
                         c/o Sandler Capital Management
                          767 Fifth Avenue, 45th Floor
                            New York, New York 10153
                            Telephone (212) 754-8100
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                             Michael R. Reiner, Esq.
                     Morrison Cohen Singer & Weinstein, LLP
                              750 Lexington Avenue
                            New York, New York 10022

                                  March 1, 2002
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

--------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      21st Century Communications Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC,OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        639,840 shares                                     22.3%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            303,838 shares                                     10.6%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               639,840 shares                                     22.3%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        303,838 shares                                     10.6%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      943,678 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      21st Century Communications T-E Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC,OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        217,696 shares                                      7.6%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            725,982 shares                                     25.3%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               217,696 shares                                      7.6%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        725,982 shares                                     25.3%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      943,678 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      21st Century Communications Foreign Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC,OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        86,142 shares                                       3.0%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            857,536 shares                                     29.9%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               86,142 shares                                       3.0%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        857,536 shares                                     29.9%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      943,678 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Sandler Investment Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC,OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares                                              0%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            943,678 shares                                     32.9%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares                                              0%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        943,678 shares                                     32.9%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      943,678 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Sandler Capital Management
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC,OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares                                              0%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            943,678 shares                                     32.9%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares                                              0%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        943,678 shares                                     32.9%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      943,678 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael Marocco
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, WC, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        25,239 shares                                       0.9%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            943,678 shares                                     32.9%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               25,239 shares                                       0.9%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        943,678 shares                                     32.9%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      968,917 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      33.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      John Kornreich
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, WC, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        30,239 shares                                       1.1%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            943,678 shares                                     32.9%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               30,239 shares                                       1.1%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        943,678 shares                                     32.9%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      973,917 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      33.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Andrew Sandler
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, WC, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        10,310 shares                                       0.4%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            943,678 shares                                     32.9%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               10,310 shares                                       0.4%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        943,678 shares                                     32.9%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      953,988 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      33.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 600179105                   13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Hannah Stone
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF, WC, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        5,086 shares                                        0.2%
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            943,678 shares                                     32.9%
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               5,086 shares                                        0.2%
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        943,678 shares                                     32.9%
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      948,764 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      33.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 2 amends and supplements the Schedule 13D, dated December 16, 1996, by certain persons relating to the Common Stock (the "Common Stock") of The Millbrook Press Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 2 Old New Milford Road, Brookfield, Connecticut 06804.

ITEM 2. Identity and Background.

            Item 2 is hereby amended and restated as follows:

            This Statement is being filed by each of the following persons:

            21st Century Communications Partners, L.P., a Delaware limited partnership ("21st Century"), by virtue of its beneficial ownership of 639,840 shares of the Common Stock covered by this Statement.

            21st Century Communications T-E Partners, L.P., a Delaware limited partnership ("T-E"), by virtue of its beneficial ownership of 217,696 shares of the Common Stock covered by this Statement.

            21st Century Communications Foreign Partners, L.P., a Delaware limited partnership ("Foreign", and together with 21st Century and T-E, the "21st Century Funds"), by virtue of its beneficial ownership of 86,142 shares of the Common Stock covered by this Statement.

            Sandler Investment Partners, L.P., a Delaware limited partnership ("SIP"), by virtue of it being a general partner of each of the 21st Century Funds. SIP and InfoMedia Associates, Ltd. ("InfoMedia") are the general partners of 21st Century, T-E and Foreign. The officers, directors and shareholders of InfoMedia are filing an amendment to a Schedule 13D under separate cover.

            Sandler Capital Management, a registered investment advisor and a New York general partnership ("SCM"), by virtue of it being the general partner of SIP.

            SCM is managed by and decisions regarding SCM's investment in the securities of the Issuer are made by a committee (the "Management Committee") consisting of the principal stockholders of MJDM Corp., Four JK Corp. and ALCR Corp. (Michael Marocco, John Kornreich and Andrew Sandler).

            Hannah Stone, a director of the Issuer, is the sole shareholder and controlling person of TERPSI Corp., one of the general partners of SCM.

            21st Century, T-E, Foreign, SIP, SCM, Michael Marocco, John Kornreich, Andrew Sandler and Hannah Stone are sometimes referred to herein collectively as the "Reporting Persons". Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

            There are ten general partners of SCM (the "General Partners"). The General Partners are MJDM Corp., Four JK Corp., ALCR Corp., ARH Corp., TERPSI Corp., SERF Corp., RAK SCM Corp., RF SCM Corp., SAM SCM Corp. and DRP SCM Corp., each of which is a New York corporation (except for Four JK Corp. and ARH Corp. each, a Delaware corporation) with a business address of 767 Fifth Avenue, 45th Floor, New York, New York 10153. The attached Schedule A sets forth the controlling persons, the executive officers and the directors of each of the General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

            None of the Reporting Persons and to the best of each of the Reporting Person's knowledge, none of the persons named in Schedule A hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 5. Interests in Securities of the Issuer.

            Item 5 is hereby amended and restated as follows:

            (a) The following list sets forth the aggregate number and percentage (based on 2,869,887 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended January 31, 2002) of outstanding shares of Common Stock owned beneficially by each person named in Item 2, as of March 1, 2002:

                                                     Shares of Common   Percentage of Shares
                                                    Stock Beneficially    of Common Stock
                 Name                                     Owned          Beneficially Owned
                 ----                                     -----          ------------------

21st Century Communications Partners, L.P.          943,678(2),(3)                 32.9%
21st Century Communications T-E Partners, L.P.      943,678(2),(3)                 32.9%
21st Century Communications Foreign Partners, L.P.  943,678(2),(3)                 32.9%
Sandler Investment Partners, L.P.                   943,678(2),(3)                 32.9%
Sandler Capital Management                          943,678(2),(3)                 32.9%
Michael Marocco                                     968,917(2),(3),(4)             33.8%
John Kornreich                                      973,917(2),(3),(5)             33.9%
Andrew Sandler                                      953,988(2),(3),(6)             33.2%
Hannah Stone                                        948,764(2),(3),(7)             33.0%

-----------------------------

(2) The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity interest therein.

(3) Includes 639,840 shares of Common Stock owned by 21st Century, 217,696 shares of Common Stock owned by T-E and 86,142 shares of Common Stock owned by Foreign.

(4)   Includes 25,239 shares of Common Stock owned by Michael Marocco.

(5)   Includes 30,239 shares of Common Stock owned by John Kornreich.

(6)   Includes 10,310 shares of Common Stock owned by Andrew Sandler.

(7) Includes 2,586 shares of Common Stock owned by Hannah Stone and 2,500 shares of Common Stock issuable upon the exercise of the January 2001 Options (as defined below).

      (b) 21st Century has sole power to vote and to dispose of 639,840 shares of Common Stock, representing approximately 22.3% of the outstanding shares of Common Stock. As described above, 21st Century may be deemed to have shared power to vote and to dispose of 303,838 shares of Common Stock, representing approximately 10.6% of the outstanding shares of Common Stock.

            T-E has sole power to vote and to dispose of 217,696 shares of Common Stock, representing approximately 7.6% of the outstanding shares of Common Stock. As described above, T-E may be deemed to have shared power to vote and to dispose of 725,982 shares of Common Stock, representing approximately 25.3% of the outstanding shares of Common Stock.

            Foreign has sole power to vote and to dispose of 86,142 shares of Common Stock, representing approximately 3.0% of the outstanding shares of Common Stock. As described above, Foreign may be deemed to have shared power to vote and to dispose of 857,536 shares of Common Stock, representing approximately 29.9% of the outstanding shares of Common Stock.

            By virtue of being a general partner of 21st Century, T-E and Foreign, SIP may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock, representing approximately 32.9% of the outstanding shares of Common Stock.

            By virtue of being the general partner of SIP, SCM may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock, representing approximately 32.9% of the outstanding shares of Common Stock.

            SCM is managed by and decisions regarding SCM's investment in the securities of the Issuer are made by a Management Committee consisting of the principal stockholders of MJDM Corp., Four JK Corp. and ALCR Corp. (Michael Marocco, John Kornreich and Andrew Sandler). As of the date hereof, SCM has 7 other general partners.

            Michael Marocco has sole power to vote and to dispose of 25,239 shares of Common Stock, representing approximately 0.9% of the outstanding shares of Common Stock. As described above, Michael Marocco may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock, representing approximately 32.9% of the outstanding shares of Common Stock.

            John Kornreich has sole power to vote and to dispose of 30,239 shares of Common Stock, representing approximately 1.1% of the outstanding shares of Common Stock. As described above, John Kornreich may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock, representing approximately 32.9% of the outstanding shares of Common Stock.

            Andrew Sandler has sole power to vote and to dispose of 10,310 shares of Common Stock, representing approximately 0.4% of the outstanding shares of Common Stock. As described above, Andrew Sandler may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock, representing approximately 32.9% of the outstanding shares of Common Stock.

            Hannah Stone has sole power to vote and to dispose of 5,086 shares of Common Stock (including 2,500 shares of Common Stock issuable upon the exercise of the January 2001 Options, as defined below), representing approximately 0.2% of the outstanding shares of Common Stock. As described above, Hannah Stone may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock, representing approximately 32.9% of the outstanding shares of Common Stock.

      (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from December 30, 2001 through March 1, 2002 (and includes a description of certain options received through July 1, 2002).

            The Issuer exercised its right to redeem the then outstanding and unexercised Bridge Warrants at $.01 per Bridge Warrant on March 1, 2002. As a result of this redemption, the Bridge Warrants could not be exercised after 5:00 p.m. Eastern Time on February 28, 2002. Any right to exercise the Bridge Warrants has terminated. Holders of the Bridge Warrants shall have no further rights except to receive upon surrender of the Bridge Warrants the redemption price of $0.01 per Bridge Warrant. Prior to the Issuer's redemption, 21st Century, T-E and Foreign held 85,000, 28,500 and 11,500 Bridge Warrants, respectively.

            Hannah Stone received a seven year option expiring on January 1, 2008 to purchase 5,000 shares of the Common Stock of the Issuer, at an exercise price of $2.25 per share (the "January 2001 Options"). Ms. Stone may acquire up to 2,500 shares on or after January 1, 2002, an additional 1,250 shares on or after January 1, 2003, and the balance of the shares on or after January 1, 2004.

            Ms. Stone also received a seven year option expiring on September 1, 2008 to purchase 3,000 shares of the Common Stock of the Issuer, at an exercise price of $3.15 per share. Ms. Stone may acquire up to 1,500 shares on or after September 1, 2002, an additional 750 shares on or after September 1, 2003, and the balance of the shares on or after September 1, 2004.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

      (e) Not applicable.

ITEM 7. Materials to be Filed as Exhibits.

            Item 7 is hereby amended by adding the following paragraph:

            Exhibit 1. Joint Filing Agreement by and among the reporting persons, effective as of March 1, 2002.

                                    Signature

            After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete, and correct.

Date: July 15,  2002

                       21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                       By:  Sandler Investment Partners, L.P., a general partner
                            By:  Sandler Capital Management, general partner
                                 By:  MJDM Corp., a general partner

                                      By: /s/ Moira Mitchell
                                      ------------------------------------------
                                              Name: Moira Mitchell
                                              Title: President


                       21ST CENTURY COMMUNICATIONS T-E PARTNERS, L.P.

                       By:  Sandler Investment Partners, L.P., a general partner
                            By:  Sandler Capital Management, general partner
                                 By:  MJDM Corp., a general partner

                                      By: /s/ Moira Mitchell
                                      ------------------------------------------
                                              Name: Moira Mitchell
                                              Title: President


                       21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

                       By:  Sandler Investment Partners, L.P., a general partner
                            By:  Sandler Capital Management, general partner
                                 By:  MJDM Corp., a general partner

                                      By: /s/ Moira Mitchell
                                      ------------------------------------------
                                              Name: Moira Mitchell
                                              Title: President

                       SANDLER INVESTMENT PARTNERS, L.P.

                       By:  Sandler Capital Management, general partner
                            By:  MJDM Corp., a general partner

                                 By: /s/ Moira Mitchell
                                 -----------------------------------------------
                                         Name: Moira Mitchell
                                         Title: President


                       SANDLER CAPITAL MANAGEMENT

                       By:  MJDM Corp., a general partner

                            By: /s/ Moira Mitchell
                            ----------------------------------------------------
                                    Name: Moira Mitchell
                                    Title: President


                                        /s/ Michael Marocco
                                        ----------------------------------------
                                        Michael Marocco

                                        /s/ John Kornreich
                                        ----------------------------------------
                                        John Kornreich

                                        /s/ Andrew Sandler
                                        ----------------------------------------
                                        Andrew Sandler

                                        /s/ Hannah Stone
                                        ----------------------------------------
                                        Hannah Stone

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).